Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tuya Inc., you should at once hand this circular, together with the enclosed forms of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Tuya Inc.

塗鴉智能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

(1)  PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs;

(2)  PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(3)  PROPOSED RE-ELECTION OF DIRECTORS;

(4)  PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(5)  NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 9 of this circular.

The AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Tuesday, June 20, 2023. The AGM will commence at 2:00 p.m. (Hong Kong time). Notice convening the above are set out on pages 18 to 23 of this circular, respectively. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com).

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms for the AGM by no later than 2:00 p.m., Hong Kong time on Saturday, June 17, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

*       For identification purpose only

May 10, 2023

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	5

1.	Introduction	5

2.	Proposed Grant of General Mandate to Issue Shares and/or ADSs	6

3.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	6

4.	Proposed Re-Election of Directors	7

5.	Proposed Re-Appointment of Auditor	8

6.	The AGM and Proxy Arrangement	8

7.	Recommendations	9

8.	Further information	9

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	10

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	15

NOTICE OF THE ANNUAL GENERAL MEETING	18

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2015 Equity Incentive Plan”	the equity incentive plan our Company adopted on December 23, 2014, as amended from time to time

“ADS(s)”	American Depositary Shares, each representing one Class A Ordinary Share

“ADS Record Date”	May 17, 2023 (New York time)

“AGM”	the annual general meeting of the Company to be convened on Tuesday, June 20, 2023 at 2:00 p.m. (Hong Kong time), to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM which is set out on pages 18 to 23 of this circular, or any adjournment thereof

“Articles” or “Articles of Association”	the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders of the Company on November 1, 2022 and effective on November 1, 2022

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Share(s)”	Class A ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share one vote per Share on any resolution tabled at the Company’s general meetings

DEFINITIONS

“Class B Ordinary Share(s)”	Class B ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is currently entitled to ten votes per Share on any resolution tabled at the Company’s general meetings, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary” or “The Bank of New York Mellon”	The Bank of New York Mellon, the depositary of our ADSs

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	April 30, 2023, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on July 5, 2022

DEFINITIONS

“Listing Date”	the date on which the Class A Ordinary Shares are listed and on which dealings in the Class A Ordinary Shares are first permitted to take place on the Stock Exchange, which is Tuesday, July 5, 2022

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum” or “Memorandum of Association”	the ninth amended and restated memorandum of association of the Company adopted by a special resolutions of the Shareholders of the Company on November 1, 2022 and effective on November 1, 2022

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

“Mr. Chen”	Mr. CHEN Liaohan (陳燎罕), our founder, an executive Director, co-chairman of the Board, president of the Company, and one of the controlling shareholders of the Company

“Mr. Wang”	Mr. WANG Xueji (王學集), our founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of the controlling shareholders of the Company

“Mr. Zhou”	Mr. ZHOU Ruixin (周瑞鑫), our co-founder, chief technology officer of the Company, and one of the controlling shareholders of the Company

“Nomination Committee”	the nomination committee of the Board

“NYSE” or “New York Stock Exchange”	the New York Stock Exchange

“Prospectus”	the prospectus of the Company dated June 22, 2022

DEFINITIONS

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Amended Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary liquidation or winding-up of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share Record Date”	May 17, 2023 (Hong Kong time)

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Shares”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong, as amended, supplemented or otherwise modified from time to time

“United States”, “U.S.” or “US”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“weighted voting right”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiaries”, each a “WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights

“WVR Structure”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Tuya Inc.

塗鴉智能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Executive Directors:	Registered Office:
Mr. WANG Xueji (Co-chairman)	PO Box 309
Mr. CHEN Liaohan (Co-chairman)	Ugland House
Mr. YANG Yi	Grand Cayman, KY1-1104
Ms. LIU Yao	Cayman Islands

Non-executive Director:	Headquarters and Principal Place of Business in the PRC:
Ms. HONG Jing	Huace Center, Building A, 10/F
Xihu District, Hangzhou City
Independent Non-executive Directors:	Zhejiang Province, 310012
Mr. HUANG Sidney Xuande	China
Mr. QIU Changheng
Mr. KUOK Meng Xiong	Principal Place of Business in Hong Kong:
(alias GUO Mengxiong)	5/F, Manulife Place
Mr. YIP Pak Tung Jason	348 Kwun Tong Road
Kowloon
Hong Kong

May 10, 2023

To the Shareholders

Dear Sir or Madam,

(1)  PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs;

(2)  PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(3)  PROPOSED RE-ELECTION OF DIRECTORS;

(4)  PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5)  NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed grant of a general mandate to issue Shares and/or ADSs;

*        For identification purpose only

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors; and

(d)	the proposed re-appointment of auditor of the Company.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs

In order to give the Company the flexibility to issue Class A Ordinary Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or ADSs not exceeding 20% of the total number of issued and outstanding Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 505,393,393 Class A Ordinary Shares and 70,400,000 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 115,158,678 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 505,393,393 Class A Ordinary Shares and 70,400,000 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 6 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 57,579,339 Class A Ordinary Shares.

LETTER FROM THE BOARD

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Corporate Governance Code set out in Appendix 14 of the Listing Rules and the Articles of Association, Mr. CHEN Liaohan, Ms. HONG Jing and Mr. QIU Changheng will retire at the AGM and, Mr. CHEN Liaohan and Mr. QIU Changheng being eligible, will offer themselves for re-election as Directors at the AGM. As Ms. HONG Jing has notified the Company that she would like to devote more time to her other commitments, she will not offer herself for re-election at the forthcoming AGM. Ms. HONG Jing shall retire from office as a non-executive Director with effect from the conclusion of the AGM. Ms. HONG Jing has confirmed that she has no disagreement with the Board and there is no matter in relation to her retirement that needs to be brought to the attention of the Shareholders.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the independence of the independent non-executive Directors. Mr. QIU Changheng, the retiring independent non-executive Director, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on Mr. QIU Changheng’s independence and considered that Mr. QIU Changheng is independent in accordance with the independence guidelines set out in the Listing Rules and the requirements of Section 303A of the Corporate Governance Rules of the NYSE, and are satisfied with contribution of Mr. CHEN Liaohan and Mr. QIU Changheng to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of Mr. CHEN Liaohan and Mr. QIU Changheng at the AGM.

LETTER FROM THE BOARD

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of Mr. CHEN Liaohan and Mr. QIU Changheng (being Directors to offer themselves for re-election) are set out in Appendix II to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a Shareholder may nominate a person to stand for election as a Director.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2023.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Tuesday, June 20, 2023. The AGM will commence at 2:00 p.m. (Hong Kong time).

The Notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com). The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules.

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 72 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Listing Rules.

LETTER FROM THE BOARD

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed Issuance Mandate, the proposed Repurchase Mandate, the proposed re-election of the Directors and the proposed re-appointment of the auditor of the Company are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 575,793,393 Shares, out of which 505,393,393 were Class A Ordinary Shares and 70,400,000 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 575,793,393 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 57,579,339 Shares, representing 10% of the total number of Shares in issue as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts in the annual report of the Company for the year ended December 31, 2022) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, without taking into account the voting rights attached to the 20,302,199 Class A Ordinary Shares held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, to the best knowledge and belief of the Directors, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Each of Mr. Wang and Mr. Chen, together with Mr. Zhou, are the controlling shareholders of the Company and beneficially own 93,600,000 Class A Ordinary Shares and 70,400,000 Class B Ordinary Shares in total, representing approximately 67.08% of the effective voting rights in the Company, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B Ordinary Shares into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date (being April 30, 2023) were as follows:

	Price per Share
Month and Year	Highest	Lowest
	HK$	HK$
July 2022 (since the Listing Date)	19.94	14.24
August 2022	14.78	10.38
September 2022	10.08	7.00
October 2022	7.70	6.21
November 2022	9.20	7.05
December 2022	16.50	8.00
January 2023	22.50	13.50
February 2023	22.45	19.40
March 2023	19.30	12.70
April 2023	15.58	14.10

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

For the six months preceding the Latest Practicable Date, the Class A Ordinary Shares or ADSs repurchased by the Company on the Hong Kong Stock Exchange or the New York Stock Exchange respectively are as follows:

Date of repurchase	Number and method of repurchased Class A Ordinary Shares/ADSs representing the same number of Class A Ordinary Shares	Purchase price paid per Class A Ordinary Shares				Approximate aggregate consideration paid
			Highest price		Lowest price
November 11, 2022	106,600 on the New York Stock Exchange	US$	1.08	US$	0.97	US$	111,503.6
November 14, 2022	106,800 on the New York Stock Exchange	US$	1.06	US$	0.99	US$	110,986.6
November 16, 2022	46,200 on the New York Stock Exchange	US$	1.08	US$	0.97	US$	46,980.8
November 17, 2022	76,460 on the New York Stock Exchange	US$	1.1	US$	0.98	US$	81,315.2
November 18, 2022	106,800 on the New York Stock Exchange	US$	1.1	US$	1.03	US$	115,023.6
November 21, 2022	64,000 on the New York Stock Exchange	US$	1.07	US$	1.01	US$	67,468.8
November 22, 2022	100,000 on the New York Stock Exchange	US$	1.07	US$	0.99	US$	104,570
November 23, 2022	90,207 on the New York Stock Exchange	US$	1.09	US$	1.02	US$	96,783.1
November 25, 2022	41,500 on the New York Stock Exchange	US$	1.08	US$	1.03	US$	43,761.8
November 28, 2022	137,100 on the New York Stock Exchange	US$	1.06	US$	1.01	US$	140,952.5
November 29, 2022	12,921 on the New York Stock Exchange	US$	1.09	US$	1.04	US$	13,965
November 30, 2022	2,700 on the New York Stock Exchange	US$	1.15	US$	1.15	US$	3,104.5
Sub-total	891,288 on the New York Stock Exchange					US$	936,415.5
December 2, 2022	12,350 on the New York Stock Exchange	US$	1.16	US$	1.15	US$	14,272.9
December 5, 2022	168,800 on the New York Stock Exchange	US$	1.47	US$	1.26	US$	238,278.1
December 6, 2022	4,382 on the New York Stock Exchange	US$	1.4	US$	1.35	US$	5,999.8
December 7, 2022	11,500 on the New York Stock Exchange	US$	1.4	US$	1.4	US$	16,100
December 8, 2022	168,800 on the New York Stock Exchange	US$	1.93	US$	1.7	US$	312,955.2
December 9, 2022	168,800 on the New York Stock Exchange	US$	1.89	US$	1.7	US$	310,001.2
December 12, 2022	257,700 on the New York Stock Exchange	US$	1.84	US$	1.65	US$	446,851.8
December 13, 2022	63,235 on the New York Stock Exchange	US$	1.88	US.	1.8	US$	118,262.1
December 14, 2022	180,000 on the New York Stock Exchange	US$	2	US$	1.76	US$	343,008
December 15, 2022	220,000 on the New York Stock Exchange	US$	1.96	US$	1.73	US$	404,756
December 16, 2022	4,900 on the New York Stock Exchange	US$	1.85	US$	1.82	US$	9,043
December 19, 2022	10,400 on the New York Stock Exchange	US$	1.92	US$	1.7	US$	18,887.4
December 20, 2022	7,400 on the Hong Kong Stock Exchange	HK$	13	HK$	12.44	HK$	94,904.3
December 20, 2022	13,614 on the New York Stock Exchange	US$	1.7	US$	1.69	US$	23,117.9
December 21, 2022	3,200 on the Hong Kong Stock Exchange	HK$	12.92	HK$	12.10	HK$	39,784
December 21, 2022	13,070 on the New York Stock Exchange	US$	1.7	US$	1.7	US$	22,219
December 22, 2022	600 on the Hong Kong Stock Exchange	HK$	13.26	HK$	13.24	HK$	7,952
December 23, 2022	58,528 on the New York Stock Exchange	US$	1.8	US$	1.77	US$	105,198.2
December 28, 2022	1,200 on the Hong Kong Stock Exchange	HK$	13.66	HK$	13.54	HK$	16,312
December 28, 2022	249,300 on the New York Stock Exchange	US$	1.8	US$	1.62	US$	438,045
December 29, 2022	800 on the Hong Kong Stock Exchange	HK$	13.66	HK$	13.52	HK$	10,852
December 30, 2022	13,200 on the Hong Kong Stock Exchange	HK$	13.1	HK$	13	HK$	172,819.7
December 30, 2022	230,100 on the New York Stock Exchange	US$	1.88	US$	1.73	US$	420,852.9
Sub-total	1,835,479 on the New York Stock					US$	3,247,848.5
	Exchange; and 26,400 on the Hong					and
	Kong Stock Exchange					HK$	342,624

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	Number and method of repurchased Class A Ordinary Shares/ADSs representing the same number of	Purchase price paid per Class A Ordinary Shares				Approximate aggregate consideration
Date of repurchase	Class A Ordinary Shares	Highest price		Lowest price		paid
March 3, 2023	31,403 on the New York Stock Exchange	US$	1.7	US$	1.65	US$	53,046
March 6, 2023	14,309 on the New York Stock Exchange	US$	1.61	US$	1.575	US$	24,302
March 7, 2023	176,700 on the New York Stock Exchange	US$	1.76	US$	1.695	US$	305,020
March 8, 2023	26,000 on the New York Stock Exchange	US$	1.75	US$	1.68	US$	45,009
March 9, 2023	176,700 on the New York Stock Exchange	US$	1.8	US$	1.7	US$	310,427
March 10, 2023	106,182 on the New York Stock Exchange	US$	1.7	US$	1.66	US$	179,830
March 13, 2023	89,213 on the New York Stock Exchange	US$	1.75	US$	1.68	US$	155,338
Sub-total	620,507 on the New York Stock Exchange					US$	1,072,972

Total	3,347,274 on the New York Stock					US$	5,257,236
	Exchange; and 26,400 on the Hong						and
	Kong Stock Exchange					HK$	342,624

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the retiring Directors proposed to be re-elected at the AGM.

(1)        Mr. CHEN Liaohan

Position and experience

Mr. CHEN Liaohan (陳燎罕), aged 40, is a founder, an executive Director and the co-chairman of the Board, and has been serving as the president of our Group since June 2014. Mr. Chen is responsible for the overall strategies, management, business development and overall customer relationship of the Group. Mr. Chen is also a director of certain major subsidiaries of our Group.

Prior to co-founding the Company, Mr. Chen is the co-founder of PHPWind. Mr. Chen served as the management at Hangzhou Detian Information Technology Co., Ltd. (杭州德天信息技術有限公司) from 2006 to May 2008. Mr. Chen served as an operations director at Alibaba Group, where he worked on Alibaba Cloud and Alibaba’s O2O business, leading the application of technology and business operation, from May 2008 to May 2014.

Mr. Chen received a bachelor’s degree in information and computing science from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in June 2005, and received a master’s degree in computer applied technology from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in July 2010.

Save as disclosed above, Mr. Chen has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

Length of service

Pursuant to the director agreement between Mr. Chen and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Interest in Shares

As at the Latest Practicable Date, Mr. Chen was deemed to be interested in 1,900,000 Class A Ordinary Shares and 26,900,000 Class B Ordinary Shares of the Company held by Unileo Limited and was interested in the registered capital of RMB1,310,000 of Hangzhou Tuya Technology Co., Ltd., an associated corporation of the Company. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Chen is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Chen to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Chen that need to be brought to the attention of the Shareholders.

(2)        Mr. QIU Changheng

Position and experience

Mr. QIU Changheng (邱昌恒), aged 47, is appointed as an independent non-executive Director and his appointment has been effective upon Listing. Mr. Qiu is responsible for providing independent professional opinion and judgement to the Board.

Mr. Qiu is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Ltd. (鯤騰(海南)股權投資基金管理有限公司) since July 2017. Prior to that, he served at Taobao (China) Software Co., Ltd. (淘寶(中國)軟件有限公司) from December 2004 to May 2016, where his last position was vice president.

Mr. Qiu received a bachelor’s degree in physics from Zhejiang University (浙江大學) in the PRC in June 1997 and a MBA degree from Peking University (北京大學) in the PRC in June 2004.

Save as disclosed above, Mr. Qiu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Length of service

Pursuant to the director agreement between Mr. Qiu and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Qiu does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As at the Latest Practicable Date, Mr. Qiu was interested in 9,500 Class A Ordinary Shares pursuant to Part XV of the SFO. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Qiu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Qiu is entitled to receive an annual director’s fee of US$50,000 per annum from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Qiu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Qiu that need to be brought to the attention of the Shareholders.

NOTICE OF THE ANNUAL GENERAL MEETING

Tuya Inc.

塗鴉智能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Tuesday, June 20, 2023

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated May 10, 2023. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 2:00 p.m., Hong Kong time on Tuesday, June 20, 2023 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 and the report of the auditor thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i)	to re-elect Mr. CHEN Liaohan as an executive Director;

(ii)	to re-elect Mr. QIU Changheng as an independent non-executive Director;

(b)	to authorize the Board or the Compensation Committee to fix the remuneration of the Directors;

*       For identification purpose only

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2015 Equity Incentive Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

NOTICE OF THE ANNUAL GENERAL MEETING

shall not exceed 20% of the total number of issued Shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

4.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 17, 2023, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of ADSs as of the close of business on May 17, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A Ordinary Shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

NOTICE OF THE ANNUAL GENERAL MEETING

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Wednesday, May 17, 2023, Hong Kong time; and with respect to the Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Tuesday, May 16, 2023, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A Ordinary Shares and Class B Ordinary Shares on the Share Record Date will be entitled to vote and attend the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at ir.tuya.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or send your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on Saturday, June 17, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Tuya Inc. WANG Xueji
Chairman

NOTICE OF THE ANNUAL GENERAL MEETING

Headquarters and Principal Place of Business in the PRC:	Registered Office:
Huace Center, Building A, 10/F	PO Box 309
Xihu District, Hangzhou City	Ugland House
Zhejiang Province, 310012	Grand Cayman, KY1-1104
China	Cayman Islands

May 10, 2023

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as the executive Directors, Ms. HONG Jing as the non-executive Director, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.